SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 4)

ILOG S.A.

(Name of Subject Company)

ILOG S.A.

(Name of Person(s) Filing Statement)

Ordinary Shares, Nominal Value €1 per share

American Depositary Shares, Each Representing One Ordinary Share

(Title of Class of Securities)

452360100(1)

(CUSIP Number of Class of Securities)

Jérôme Arnaud

Chief Financial Officer

ILOG S.A.

1195 West Fremont Avenue

Sunnyvale, California 94087

(408) 991-7000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

with a copy to:

Scott R. Saks, Esq.

Paul, Hastings, Janofsky & Walker LLP

75 E. 55th Street, First Floor

New York, New York 10022

(212) 318-6000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

(1) This is the CUSIP of the American Depositary Shares. There is no CUSIP for the ordinary shares as they are not traded in the United States.

Item 1.                                         Subject Company Information.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, as amended (the “Schedule 14D-9”), originally filed on October 14, 2008 by ILOG S.A., a société anonyme, a form of corporation organized under the laws of the Republic of France (“ILOG”).  The Schedule 14D-9 relates to the offer by CITLOI S.A.S. a société par actions simplifiée organized under the laws of the Republic of France (“Purchaser”), and an indirect wholly-owned subsidiary of International Business Machines Corporation, a New York corporation, to acquire for cash all outstanding ordinary shares of ILOG, nominal value €1.00 (“Shares”), including Shares held in treasury by ILOG or its subsidiaries and Shares represented by American Depositary Shares (“ADSs”), including any dividend payable for the fiscal year ended June 30, 2008, as well as all outstanding warrants issued by ILOG (“Warrants”), through concurrent offers in the United States (the “U.S. Offer”) and in France.  In the U.S. Offer, Purchaser is seeking to acquire all outstanding Shares and Warrants held by U.S. holders (within the meaning of Rule 14d-1(d) under the Exchange Act), as well as all outstanding ADSs held by holders wherever located, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase dated October 14, 2008, the ADS letter of transmittal, and the forms of acceptance for Shares and Warrants, copies of which are filed as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C) and (a)(1)(D) to the Schedule 14D-9, respectively.  This Amendment No. 4 to the Schedule 14D-9 is being filed on behalf of ILOG. Capitalized terms used and not defined in this Amendment No. 4 have the same meanings as in the Schedule 14D-9. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 14D-9.

Item 8.                                         Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented with the addition of the following subsection:

The Offers. On December 1, 2008, IBM issued a press release announcing the results of the Offers and that Purchaser has accepted all Company Securities tendered into the U.S. Offer.

In addition, IBM also announced that the U.S. Offer will be reopened for a subsequent offering period of ten French trading days.  The Purchaser has stated that the terms and consideration offered in the subsequent offering period will be identical to that during the initial offering period and that the payment of the cash consideration for the Shares and ADSs tendered during the subsequent offering period will occur following the expiration of such period.  Amounts in respect of Shares tendered during the subsequent offering period will be payable in euros.  Amounts in respect of ADSs tendered during the subsequent offering period will be payable in U.S. dollars calculated by using the open market spot exchange rate for the U.S. dollar against the euro in the North American trading session on the date on which funds are received by the receiving agent to pay for the ADSs upon expiration of the subsequent offering period.  The subsequent offering period for the U.S. Offer will commence on December 2, 2008 and expire at 12 noon, EST, on December 15, 2008.

A copy of the press release is filed as Exhibit (a)(31) to the Schedule 14D-9 and is incorporated herein by reference.

Item 9.                                         Exhibits.

The following exhibit is filed herewith:

Exhibit No.	Description

(a)(31)	Press release regarding subsequent offering period issued by IBM on December 1, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ILOG S.A.

By:	/s/ Jérôme Arnaud
Name: Jérôme Arnaud
Title: Chief Financial Officer

Date:                  December 1, 2008

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INDEX TO EXHIBITS

The following exhibit is filed herewith:

Exhibit No.	Description

(a)(31)	Press release regarding subsequent offering period issued by IBM on December 1, 2008.

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